The special meeting was held to consider whether to approve the reorganization of the JPMorgan
Value Opportunities Fund into JPMorgan Large Cap Value Fund, a series of JPMorgan Trust II.

The number of shares that were voted were as follows (by number of shares):
For:    1,545,220.200
Against/Withheld:   60,794.244
Abstain:  92,644.503